Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 27, 2014

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 14, 2013 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 9, 2013, Supplement No. 2, dated October 25, 2013, Supplement No. 3, dated December 20, 2013, Supplement No. 4, dated December 31, 2013, Supplement No. 5, dated January 16, 2014, Supplement No. 6, dated January 23, 2014, Supplement No. 7, dated February 7, 2014 and Supplement No. 8, dated February 26, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Probable Real Property Acquisition Update

Century Distribution Center

On February 18, 2014, one of our wholly-owned subsidiaries, IPT Acquisitions LLC, as the buyer, entered into a purchase and sale agreement with CPDC III, LLC, as the seller, to acquire a 100% fee interest in a recently completed industrial building, located in Houston, Texas, aggregating approximately 149,500 square feet on 10.9 acres, which we refer to herein as the “Century Distribution Center.” Beginning February 1, 2014, the building was fully leased to one customer, as described below, with a remaining lease term of 10.1 years. Upon consummation of the acquisition, the lease agreement is expected to be assigned to and assumed by us, through our wholly-owned subsidiary.

•	PrimeSource Building Products, Inc., a wholesale distributor of building materials, leases 100% of the building’s rentable area, approximately 149,500 square feet, under a lease that expires in March 2024 with two options to extend the term of the lease for five years each. The annual base rent under the lease is approximately $642,000 and is subject to annual rent escalations of approximately 1.5% beginning in April 2015.

In general, subject to certain defined limits, the customer will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, repair and maintenance, utilities, and property management costs of the property.

Our management currently believes that the Century Distribution Center is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Century Distribution Center will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Century Distribution Center that may compete with this building. If acquired, the cost of the Century Distribution Center (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price is expected to be approximately $11.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase and sale agreement, we deposited $750,000 into an escrow account. Pursuant to the terms of the Advisory Agreement, as amended, we expect to pay an acquisition fee to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from this offering and debt financing. We have not yet secured debt financing for this acquisition and there can be no assurances that we will be able to secure such debt financing.

The acquisition of the Century Distribution Center is expected to close during the first quarter of 2014. There is no assurance that we will be able to purchase the Century Distribution Center on the terms set forth herein. The consummation of the acquisition is subject to our completion of due diligence and various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.